51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Tower One Wireless Corp. (the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2   Date of Material Change

June 14, 2021.

Item 3   News Release

The news release dated June 14, 2021 was disseminated via Stockwatch and BayStreet.

Item 4   Summary of Material Change

On March 16, 2021, the Company announced that it previously filed its audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 (the "Financial Statements") with the Securities Commissions of British Columbia and Ontario on SEDAR and with the U.S. Securities and Exchange Commission on Form 6-K which included an audit report from its current auditor, Smythe LLP, for the financial statements for the years ended December 31 2020 and December 31, 2019, but inadvertently did not obtain and include an audit report from its former auditor, Manning Elliott LLP, for the financial statements for the year ended December 31, 2018 which were audited by Manning Elliott LLP. In addition, the Company added an explanatory note to the Financial Statements regarding the re-casting of certain numbers from the financial year ended December 31, 2018. As a result, the Financial Statements were amended to add the explanatory note and the audit report of Manning Elliott LLP.

A copy of the amended Financial Statements has been filed under the Company's profile on SEDAR at www.sedar.com and will be filed on Form 6-K on Edgar.

Item 5   Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

 Not Applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016

Item 9    Date of Report

 June 14, 2021